SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG Display to Nurture its Thin-Film Solar Cell Business

as a Future Growth Driver

Seoul, Korea (June 16, 2009) – LG Display Co., Ltd. [NYSE: LPL, KRX: 034220], a leading innovator of thin-film transistor liquid crystal display (TFT-LCD) technology, today announced plans to focus its R&D capabilities on a thin-film type solar cell and nurture it as a future growth driver.

LG Display plans to invest KRW50 billion into R&D to build a pilot line within its Paju display complex in Korea during the second half of 2009 and build an outdoor test power generation facility.

Further, the company aims to raise the current energy conversion efficiency rate of 8% to 12% by 2010, and eventually achieve efficiency rate of 14% in 2012 to prepare for commercialization. It also plans to secure sufficient commercial value by lowering the manufacturing cost to less than USD1 per watt.

In addition, LG Display target the market for cells used in photovoltaic power generation, buildings and public displays during the initial stages of commercialization. The company’s long-term blueprint includes expansion into solar cells for mobile displays and automobiles, as well as solar cells for extreme environments such as offshore photovoltaic power generation stations.

According to US market researcher Nano Markets, the thin-film type solar cell market will grow from USD4.6 billion in 2011 to USD14 billion by 2015.

<Reference>

Thin-film type solar cells: Thin-film type solar cells are being hailed as a solution to the problems associated with widely adopted crystalline solar cells that employ silicon wafers. Problems include a lack of materials and the high price of materials. By placing electrodes onto a glass or plastic substrate rather than a silicon wafer, process efficiency can be raised by increasing the substrate size. Additionally, the technology would not be susceptible to weight adjustments or conditions of the installation location, making it relatively stable against changes in the external environment. As the related technology is similar to TFT-LCD, the entry barrier is relatively low for LCD manufacturers such as LG Display.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 27,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Contact:

Bang-Soo Lee, VP, Public Affairs & PR

LG Display

Phone: +822-3777-1020

E-mail: bsleeb@lgdisplay.com

Claire Ohm, Assistant Manager, Corporate PR

LG Display

Phone: +822-3777-1004

E-mail: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: June 16, 2009	By:	/s/ Kyeong Lae Lee
(Signature)
	Name:	Kyeong Lae Lee
	Title:	Senior Manager/
Finance & Risk Management Department